UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Arotech Corporation
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

042682 20 3
(CUSIP Number)

c/o Yaakov Har-Oz, Esq., Arotech Corporation, 1229 Oak Valley Drive, Ann Arbor, MI (734) 761-5836
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 14 Pages

CUSIP No. 042682 20 3	13D	Page 2 of 14 Pages

1.			NAMES OF REPORTING PERSONS Admiralty Partners, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,689,879
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,689,879
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,879
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 042682 20 3	13D	Page 3 of 14 Pages

1.			NAMES OF REPORTING PERSONS Caroline L. Kutler 2008 Irrevocable Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,689,879
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,689,879
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,879
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 042682 20 3	13D	Page 4 of 14 Pages

1.			NAMES OF REPORTING PERSONS Jon and Sara Kutler Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,689,879
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,689,879
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,879
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 042682 20 3	13D	Page 5 of 14 Pages

1.			NAMES OF REPORTING PERSONS Jon B. Kutler I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	24,907
	8.	SHARED VOTING POWER	1,689,879
	9.	SOLE DISPOSITIVE POWER	24,907
	10.	SHARED DISPOSITIVE POWER	1,689,879
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,786
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 042682 20 3	13D	Page 6 of 14 Pages

1.			NAMES OF REPORTING PERSONS Sara S. Kutler I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.			CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3.			SEC USE ONLY
4.			SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	1,689,879
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	1,689,879
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,879
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14.			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 042682 20 3	13D	Page 7 of 14 Pages

Item 1.	Security and Issuers.

This Statement relates to the common stock, $0.01 par value, of Arotech Corporation, a Delaware corporation (the “Issuer”) having its principal executive offices at 1229 Oak Valley Drive, Ann Arbor, Michigan 48108.

Item 2.	Identity and Background.

(a)
This statement is jointly filed by Jon B. Kutler, Sara S. Kutler, Admiralty Partners, Inc. (“API”), the Caroline L. Kutler 2008 Irrevocable Trust (the “2008 Trust”), and the Jon and Sara Kutler Family Trust (the “Family Trust” and, together with the 2008 Trust, the “Trusts”) (collectively, the “Filing Persons”).

(i)	Jon B. Kutler and Sara S. Kutler are husband and wife.

(ii)	API is a private investment company.

(iii)	Mr. and Mrs. Kutler are the directors of API.

(iv)	Mr. and Mrs. Kutler are the sole co-trustees of the Family Trust and trustees along with one other person of the 2008 Trust.

(v)	Mr. and Mrs. Kutler are the sole settlors of each of the Trusts.

(vi)	Mr. Kutler is a director of the Issuer.

(b)	The business address for each of the Filing Persons is c/o Admiralty Partners, Inc., 68-1052 Honoka’ope Way, Kamuela, Hawaii 96743.

(c)	Mr. Kutler’s principal occupation is Chairman and Chief Executive Officer of API, a private investment company. Mrs. Kutler is not currently employed.

(d)	During the last five years, neither Mr. Kutler nor Mrs. Kutler has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, neither Mr. Kutler nor Mrs. Kutler has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which Mr. Kutler or Mrs. Kutler was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Mr. and Mrs. Kutler are United States citizens. API is a Delaware corporation. The Trusts are trusts formed under the laws of the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The 2008 Trust is the owner of 59,179 shares of the Issuer, consisting of 50,000 shares that it acquired in open market purchases between December 8, 2015 and December 10, 2015, at an aggregate purchase price exclusive of commissions of $84,179.14, and 9,179 shares that it purchased in open market purchases between June 1, 2016 and June 3, 2016 at an aggregate purchase price of $24,347. The source of the funds for this purchase was the 2008 Trust’s trust principal.

CUSIP No. 042682 20 3	13D	Page 8 of 14 Pages

The Family Trust is the owner of 100,700 shares of the Issuer that it acquired in open market purchases between December 10, 2015 and January 20, 2016, at an aggregate purchase price exclusive of commissions of $188,417.26. The source of the funds for this purchase was the Family Trust’s trust principal.

API is the owner of 1,530,000 shares of the Issuer, consisting of 1,500,000 shares that it acquired in a private placement from the Issuer on February 2, 2016 at an aggregate purchase price of $2,985,000, and 30,000 shares that it purchased in open market purchases on June 1, 2016 at an aggregate purchase price of $30,000. The source of the funds for this purchase was API’s working capital.

Jon B. Kutler is the owner of 10,504 restricted shares issued to him on February 25, 2016 pursuant to the terms of the Issuer’s 2007 Non-Employee Director Equity Compensation Plan, vesting one-third on each of the first three anniversaries of February 25, 2016, and 14,403 restricted shares issued to him on April 4, 2016 pursuant to the terms of the Issuer’s 2007 Non-Employee Director Equity Compensation Plan, vesting one-third on each of the first three anniversaries of March 31, 2016. All filing persons other than Mr. Kutler disclaim beneficial ownership of such shares.

Item 4.	Purpose of the Transaction.

The Issuer’s Common Stock reported as beneficially owned herein was acquired solely for investment purposes.

Pursuant to the terms of the Stock Purchase Agreement (the “SPA”) dated as of February 2, 2016 between the Issuer and API, as amended, (i) API has the right to designate one person for election to the Board of Directors of the Issuer for so long as API continues to beneficially own at least 5% of the shares of Common Stock outstanding and API has designated Mr. Kutler to serve as API’s designee, (ii) API has agreed, that until July 31, 2017, API shall vote the shares of common stock beneficially owned by it at any meeting of the Issuer’s stockholders in accordance with the instructions of the Issuer’s management; provided, that such voting agreement shall only apply with respect to the matters set forth in the SPA, (iii) API agreed to a lock-up with respect to the sale or transfer of any shares of common stock acquired by and beneficially owned by API for a period of two years from the Closing Date, (iv) API also agreed to a standstill as set forth in the SPA for period of two years from the Closing Date, and (v) API and Messrs. Robert S. Ehrlich and Steven Esses, the Issuer’s former Executive Chairman of the Board and current President and Chief Executive Officer, respectively, agreed in a separate Voting Agreement that Messrs. Ehrlich and Esses would vote their shares of Common Stock in favor of any API designee nominated by the Nominating Committee of the Board of Directors of the Issuer for election to the Board. In addition, in order to allow API to protect against dilution and maintain its right to a director position, pursuant to the terms of the amendment to the Stock Purchase Agreement, the Issuer granted API and its affiliates the right to participate in future financings for so long as API and its affiliates continue to beneficially own at least 750,000 shares of Common Stock..

Mr. Kutler was appointed to the Issuer’s Board of Directors on February 24, 2016, and became Chairman of the Board of Directors on May 9, 2016.

CUSIP No. 042682 20 3	13D	Page 9 of 14 Pages

In connection with the SPA, the Issuer and Mr. Kutler entered into a consulting agreement (the “Consulting Agreement”), whereby Mr. Kutler agreed to provide consulting services to the Issuer for a period of three years, unless terminated earlier. Pursuant to the Consulting Agreement, Mr. Kutler will receive an annual fee for the three-year term of the Consulting Agreement equal to the difference between $125,000 and the amount of cash and the value of any stock received by Mr. Kutler for serving on the Board of Directors of the Issuer (directors generally receive approximately $70,000 per year in cash and stock), meaning that Mr. Kutler would receive a consulting fee of approximately $55,000 per year if he receives $70,000 per year in board fees.

API is further restricted from transferring its shares of the Issuer by Federal and state securities laws as such shares are deemed “restricted securities” within the meaning of Rule 144 of the Securities Act of 1933, as amended.

While none of the Filing Persons has any present plans or proposals to acquire additional shares of the Issuer’s Common Stock or to sell any of the shares of the Issuer’s Common Stock beneficially owned by them, they may in the future and from time to time purchase additional shares or sell some or all of the shares of the Issuer’s Common Stock beneficially owned by them in the open market, in one or more privately negotiated transactions or otherwise, subject in each case to the terms of the SPA.

Except with respect to the right to designate a director to the Board of Directors of the Issuer, the Filing Persons do not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Persons own in the aggregate 1,714,786 shares of the Issuer’s Common Stock, which represents approximately 6.5% of the outstanding Common Stock.

(b)	Of the shares reported above, Mr. Kutler has sole voting and dispositive power with respect to 24,907 shares and shared voting and dispositive power with respect to 1,689,879 shares, and Mrs. Kutler has sole voting and dispositive power with respect to 0 shares and shared voting and dispositive power with respect to 1,689,879 shares. Of the 1,689,879 shares for which Mr. and Mrs. Kutler share voting and dispositive power, 1,530,000 shares are owned directly by API, of which Mr. and Mrs. Kutler are directors. Of the remaining 159,879 shares, 59,179 shares are owned directly by the 2008 Trust, of which Mr. and Mrs. Kutler are co-trustees along with one other person, and of which Mr. and Mrs. Kutler are the sole settlors, and 100,700 shares are owned directly by the Family Trust, of which Mr. and Mrs. Kutler are the sole co-trustees and of which Mr. and Mrs. Kutler are the sole settlors. Each of Mr. and Mrs. Kutler disclaims beneficial ownership of the shares reported herein as beneficially owned except to the extent of their respective voting and/or dispositive power.

(c)	Except as otherwise disclosed herein, none of the Reporting Persons has effected any transactions in the Issuer’s Common Stock during the past 60 days.

CUSIP No. 042682 20 3	13D	Page 10 of 14 Pages

(d)
Subject to the terms of the applicable trust agreements, the beneficiaries of the trusts described herein may have the right to receive dividends from and proceeds from the sale of the shares of Common Stock held by the trust for which he or she is a beneficiary.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons has entered into any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Reference is made to the Current Reports on Form 8-K filed by the Issuer on February 3, 2016 and February 25, 2016 and to the exhibits filed therewith, and to the Form 10-Q filed by the Issuer on May 10, 2016 and to Exhibit 10.1 filed therewith. All of such material is hereby incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2016
Date

/s/ Jon B. Kutler
Signature

Jon B. Kutler
Name/Title

CUSIP No. 042682 20 3	13D	Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2016
Date

/s/ Sara S. Kutler
Signature

Sara S. Kutler
Name/Title

CUSIP No. 042682 20 3	13D	Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2016
Date

/s/ Jon B. Kutler
Signature

Admiralty Partners, Inc. Jon B. Kutler, Chairman and CEO
Name/Title

CUSIP No. 042682 20 3	13D	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2016
Date

/s/ Jon B. Kutler
Signature

The Caroline L. Kutler 2008 Irrevocable Trust Jon B. Kutler, Co-Trustee
Name/Title

CUSIP No. 042682 20 3	13D	Page 14 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 6, 2016
Date

/s/ Jon B. Kutler
Signature

The Jon and Sara Kutler Family Trust Jon B. Kutler, Co-Trustee
Name/Title